FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Positioned in Visionaries Quadrant in Leading Industry Analyst Firm’s 2010 Magic Quadrant for Application Infrastructure

PRESS RELEASE

Magic Software Positioned in Visionaries Quadrant in Leading Industry Analyst Firm’s 2010 Magic Quadrant for Application Infrastructure

Magic Software Evaluated on Completeness of Vision and Ability to Execute

Or Yehuda, Israel; November 17, 2010 -- Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of cloud and on-premise application platform and business integration solutions, announced today that it has been positioned in the Visionaries Quadrant of the Gartner 2010 Magic Quadrant for Application Infrastructure for Systematic SOA-Style Application Projects1.

Gartner defines visionaries as “innovators that offer emerging technologies or are invested in addressing the limitations of the dominating vendors. Some will eventually grow to become market leaders or will be acquired by them. Others will limit their target markets to focus on their core competencies and will become niche players, or they will grow to be challengers. Some will exit the market. Visionary vendors exhibit a lack in their execution record and, thus, represent higher long-term risk; however, they offer the greatest opportunity for differentiation for users looking for the competitive use of IT. In this market, Visionaries invest in market-leading technologies, patterns and best practices for new, service-oriented business projects. These could be cloud computing, advanced forms of XTP, advanced forms of SOA (event-driven and federated) or breakthrough levels of productivity, platform independence or user interaction. They invest in new software development and the composition of new and old software. Relatively new to the market, Visionaries are a lot smaller than Leaders and Challengers. Being substantially smaller in size than market leaders, Visionaries are not able to advance in every aspect of the complex technology of this market. As a result, the relatively narrow focus of their investments keeps Visionaries behind Leaders in the total vision rating. Vendors often begin as Visionaries, and when their vision becomes established, the vendor will not advance the vision, but will shift the focus to execution with customers. Often, this results in vendors transitioning from the Visionaries quadrant to the Challengers quadrant, as the ability to execute improves and the scope of the vision over which they can execute narrows, relative to the competition.”

The report evaluated Magic Software’s uniPaaS RIA for “completeness of vision” and “ability to execute”. uniPaaS RIA is a comprehensive platform for rapidly building and deploying business applications. The platform also enables different deployment models from the same development effort, such as Client/Server, Web browser, or browser-free RIA based in the Cloud, including mobile apps, and Software-as-a-Service (SaaS) offerings.

"We are pleased to be acknowledged in Gartner’s 2010 Magic Quadrant for Application Infrastructure for Systematic SOA-Style Application Projects. We are committed to continue bringing the fastest, most cost-effective and easy-to-use solutions for building and deploying advanced business applications” said Eyal Pfeifel, Magic Software’s CTO.

“The continuing adoption of our uniPaaS RIA in high growth markets such as the mobile enterprise and Cloud Computing is reflected in our business results and we are confident that we are favorably positioned to support more and more ISVs and corporate IT departments that will join our growing community of more than 2500 partners and thousands of enterprise customers worldwide“ added Pfeifel.

1 Gartner, Inc. Magic Quadrant for Application Infrastructure for Systematic SOA-Style Application Projects Yefim V. Natis et al., October 21st 2010

About the Magic Quadrant

The Magic Quadrants are copyrighted 2010 by Gartner, Inc. and are reused with permission. The Magic Quadrant is a graphical representation of a marketplace at, and for, a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions – including full client, rich internet applications (RIA), mobile or Software-as-a-Service (SaaS) modes – and business and process integration solutions. Magic Software has 13 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry-related news, business issues and trends, read the Magic Software Blog

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

# # #

Press contacts:

USA

                UK

Others

Cathy Caldeira

               Ranbir Sahota

Tania Amar

Metis Communications

               Vitis PR Agency

Magic Software

Tel: +1-617-236-0500

               Tel: +44 (0)121 242 8048

Tel. +972 (0)3 538 9292

Email: magicsoftware@metiscomm.com

               Email: ranbir@vitispr.com

 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Positioned in Visionaries Quadrant in Leading Industry Analyst Firm’s 2010 Magic Quadrant for Application Infrastructure

Exhibit 10.1